Exhibit 99.14

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	20	10	2006

Class of shares (ordinary or preference etc)	Ordinary 25p	Ordinary 25p	Ordinary 25p
Number allotted	750	193	129
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.12	£5.62	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	20	10	2006

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	371
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£8.81

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr John Thomas Andrew	Ordinary	275

Address
27 Upland Road South Croydon Surrey
UK postcode CR2 6RD

Name	Class of shares allotted	Number allotted
Miss Evie Robins	Ordinary	275

Address
11 Kestrel Court Carew Road Wallington
UK postcode SM6 8PW

Name	Class of shares allotted	Number allotted
Mr Victor John Wallis	Ordinary	522

Address
6 Eldon Road Caterham Surrey
UK postcode CR3 5JR

Name	Class of shares allotted	Number allotted
Mr Terence Boswell	Ordinary	78

Address
12 Avonmead Monkton Park Chippenham
UK postcode SN15 3PP

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	/s/ M J White	Date 20.10.06
M J White
Secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Howard James Sherlock	Ordinary	293

Address
73 Stratford Road Bromsgrove Worcestershire
UK postcode B60 1AS

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	/s/ M J White	Date 20.10.06
M J White
Secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform